Exhibit 99.1

Baidu Announces First Quarter 2018 Results

BEIJING, China, April 26, 2018 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20181.

“We had a strong start in 2018, with our core business exhibiting robust growth, and we continue to execute on our strategy to strengthen Baidu’s mobile foundation and lead in AI. Through innovation, search plus feed is powering strong monetization, DuerOS is showing accelerated momentum with hardware partners and Apollo has a great potential to become a world-class technology platform,” said Robin Li, Chairman and CEO of Baidu. “I would also like to congratulate iQIYI on a successful IPO and hope to incubate more businesses with large market opportunities and strong synergies with Baidu.”

“Baidu delivered another solid quarter with revenues up 31%2 year over year to RMB 20.9 billion and operating income up 128% to RMB 4.6 billion,” said Herman Yu, CFO of Baidu. “We have never been more focused than we have in the past year, by scaling down or exiting non-core businesses and doubling down on investments in AI-powered businesses to generate significant long-term return to our shareholders.”

First Quarter 2018 Financial Highlights

•	Total revenues were RMB 20.9 billion ($3.33 billion), increasing 31% year over year. Mobile revenue represented 78% of total net revenues, compared to 70% for the first quarter of 2017. Total revenues of Baidu Core were RMB 16.1 billion ($2.57 billion), increasing 26% year over year.

•	Operating income was RMB 4.6 billion ($728 million), increasing 128% year over year. Operating margin reached 22%, compared to 13% for the first quarter of 2017.

•	Non-GAAP operating income was RMB 5.3 billion ($852 million), increasing 103% year over year. Non-GAAP operating margin reached 26%, compared to 17% for the first quarter of 2017. Non-GAAP operating income of Baidu Core, excluding iQIYI, was RMB 6.4 billion, increasing 81% year over year. Non-GAAP operating margin of Baidu Core, excluding iQIYI, was 39%, compared to 27% for the first quarter of 2017.

•	Net income attributable to Baidu was RMB 6.7 billion ($1.1 billion) and diluted earnings attributable to Baidu per ADS was RMB 19 ($2.98). Non-GAAP net income attributable to Baidu[3] was RMB 4.6 billion ($731 million) and non-GAAP diluted earnings per ADS[4] was RMB 13 ($2.08).

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2726 to US$1.00, the effective noon buying rate as of March 30, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Starting from January 1, 2018, Baidu adopted a new revenue accounting standard (ASC 606), which reclassifies value added tax from the cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues, percentage changes in revenues per online marketing customer, operating margin, non-GAAP operating margin, and adjusted EBITDA margin. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.
[3]	Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share, disposal gain or loss, impairment of long-term investments and fair value change of long-term investments, as adjusted for the tax effects on non-GAAP adjustments.
[4]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

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•	Adjusted EBITDA was RMB 6.1 billion ($979 million), or 29% of total revenues, increasing 69% year over year.

Other Highlights

Corporate

•	iQIYI, Baidu’s online entertainment subsidiary, raised US$2.25 billion through its initial public offering of 125,000,000 American Depositary Shares (“ADS”) at US$18.00 per ADS. IQIYI’s ADSs trade on the NASDAQ Global Market under the symbol “IQ”.

•	Baidu raised US$1.5 billion through a public bond offering consisting of US$1 billion of 3.875% notes due 2023 and US$500 million of 4.375% notes due 2028, the proceeds from which will mostly be used to repay a US$1.0 billion bond maturing in August 2018.

•	Baidu signed a cooperation memorandum with the Haidian municipality of Beijing to jointly develop smart government administration, smart transportation and smart city management. The two parties will work together to develop an AI-based “Smart City Brain” to handle traffic management, environmental protection and public safety.

•	Baidu established a Quantum Computing Research Lab in Beijing to perform research and development in quantum computing.

•	TIME magazine featured Robin Li as “The Innovator” on the cover page of its January 29, 2018 Asia edition.

Search and feed

•	Baidu begins using reinforcement learning in its Phoenix Nest online marketing system, which is the first time this branch of machine learning has been implemented at Baidu.

•	Official press agencies, including the People’s Daily, Xinhua News Agency and CCTV, have opened BJH accounts, Baidu’s publisher platform (a.k.a. Baijiahao), to share their content to the Baidu app.

•	Baidu removed 20.2 billion malicious webpages in 2017, according to Baidu’s 2017 Information Security Report.

Apollo

•	Baidu received the first batch of licenses to conduct open road test for autonomous vehicles in Beijing and Chongqing municipalities and Fujian province.

•	Baidu held a successful Apollo 2.5 Launch Event in Beijing on April 19, which also marked Apollo’s one year anniversary. At the event, Baidu released Apollo 2.5, which supports high-speed road conditions, improves cost efficiency, enhances developer support and provides Apollo Scape open datasets.

•	Baidu showcased its Level 4 autonomous driving technology during the Chinese Spring Festival Gala on CCTV, one of the most watched TV shows in China. More than a dozen Apollo-powered vehicles drove across the Hong Kong-Zhuhai-Macau Bridge in choreographed swerving formation, depicting a “robotic parade.”

•	Baidu formed a strategic partnership with Great Wall Motor (长城汽车), the largest sport utility vehicle and pick-up truck manufacturer in China, to collaborate on autonomous driving, big data, mobility and networking solutions.

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•	Baidu formed a strategic partnership with BYD (比亚迪), one of the leading auto manufacturers in China, on autonomous driving. BYD plans commercial production of Level 3 autonomous vehicles using Apollo around 2020.

•	Baidu formed a strategic partnership with Sokon Group (小康股份), an automobile manufacturer in China, for commercial production of Level 3 vehicles around 2020 and Level 4 vehicles around 2021. Baidu and Sokon will collaborate on autonomous driving, Internet-connected vehicles, cloud services and marketing.

•	Baidu joined Berkeley DeepDrive, a research alliance that studies state-of-the-art technologies in computer vision and machine learning for automotive applications.

DuerOS

•	Ainemo (小鱼在家) launched “Xiaodu @ Home” Touchscreen Smart Speaker (小度在家) powered by DuerOS Assistant and 10,000 units were sold within the first minute of launch online.

•	Baidu formed a strategic partnership with Hong Kong Skyworth Digital Holdings (创维集团), a leading television manufacturer in China. DuerOS Assistant will be integrated into Skyworth’s smart TVs to provide users with a conversational AI service.

•	TCL, a leading consumer electronics manufacturer, launched three new television models (X5, C6 and P5) powered by DuerOS Assistant.

•	Baidu formed a strategic partnership with XGIMI (极米科技), a leading smart projector manufacturer, to integrate DuerOS Assistant in its products.

•	Baidu formed a strategic partnership with BroadLink Electronic Technology (杭州古北电子科技有限公司), a leading smart plug and remote manufacturer, to integrate DuerOS Assistant in its home electronics control devices.

•	Baidu formed a strategic partnership with Xiaotiancai, a manufacturer of wearables for kids, to integrate DuerOS Assistant in its smart watches.

•	Baidu formed a strategic partnership with Haier (海尔), a leading home electronics and appliance manufacturer, to collaborate on DuerOS and Haier’s U+ smarthome platform.

AI Technology

•	MIT Technology Review named Baidu as a key player for near-real-time translation, one of the top breakthrough technologies of 2018.

•	Baidu PyramidBox, a deep learning algorithm for face recognition, reached the highest score of WIDER FACE, a highly challenging face detection benchmark globally.

In the following section, comparison and analysis are provided based on reported consolidated financial results.

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First Quarter 2018 Results

Total revenues reached RMB 20.9 billion ($3.33 billion)5, representing a 31% increase year over year. Online marketing revenues were RMB 17.2 billion ($2.74 billion), representing a 23% increase year over year. Baidu had approximately 475,000 active online marketing customers6, representing a 5% increase year over year. Revenue per online marketing customer was approximately RMB 36,100 ($5,800), a 19% increase year over year. Revenue from Baidu Core reached RMB 16.1 billion, up 26% year over year, while revenue from iQIYI reached RMB 4.9 billion, up 57% year over year.

Content costs were RMB 4.2 billion ($669 million), representing a 59% increase year over year. The year over year increase was mainly due to iQIYI’s increased content costs.

Traffic acquisition cost was RMB 2.3 billion ($360 million), representing a 3% increase year over year.

Bandwidth costs were RMB 1.5 billion ($235 million), representing a 10% increase year over year.

Other cost of revenues, which include depreciation costs, operation costs, sales tax and surcharges and share-based compensation expenses, was RMB 2.0 billion ($316 million), decreasing 7% year over year.

Selling, general and administrative expenses were RMB 3.1 billion ($501 million), increasing 12% year over year.

Research and development expenses were RMB 3.3 billion ($525 million), increasing 16% year over year, primarily due to the growth of personnel-related cost.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB 778 million ($124 million), compared to RMB 631 million in the first quarter of 2017.

Operating income was RMB 4.6 billion ($728 million), increasing 128% year over year. Non-GAAP operating income was RMB 5.3 billion ($852 million), increasing 103% year over year. Operating income from Baidu Core was RMB 5.6 billion ($897 million), increasing 90% year over year. Non-GAAP operating income from Baidu Core was RMB 6.4 billion ($1.0 billion), increasing 81% year over year.

Other income, net was RMB1.9 billion ($296 million), which mainly consisted of fair value gains of private company investments in accordance with the new financial instruments accounting standard (ASC 321) adopted on January 1, 2018.

Income tax expense was RMB 1.1 billion ($179 million), compared to income tax expense of RMB 405 million in the first quarter of 2017. Effective tax rate was 17%, compared to 19% for the first quarter of 2017.

Net income attributable to Baidu was RMB 6.7 billion ($1.1 billion), increasing 277% year over year. Diluted earnings per ADS amounted to RMB 19 ($2.98). Non-GAAP net income attributable to Baidu was RMB 4.6 billion ($731 million), increasing 91% year over year. Non-GAAP diluted earnings per ADS amounted to RMB 13 ($2.08).

[5]	Gross revenues under legacy GAAP reached RMB 22.2 billion ($3.53 billion).
[6]	The number of active online marketing customers and revenue per online active customer exclude our group-buying and delivery related businesses for consistency with previous reporting.

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As of March 31, 2018, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB 110.5 billion ($17.6 billion). Net operating cash inflow was RMB 8.5 billion ($1.36 billion) and capital expenditures were RMB 2.0 billion ($314 million).

The Company is planning to dispose of a majority equity stake in Baidu’s financial service business. Total assets of RMB 47.0 billion ($7.5 billion) and total liabilities of RMB 41.2 billion ($6.6 billion) associated with Baidu’s financial service business were reclassified to assets and liabilities held for sale on the condensed consolidated balance sheet as of March 31, 2018. Any such transaction will be subject to the approval by the board of directors of the Company, and there can be no assurance that the transaction will be completed, or the terms or timing therefore.

Financial Guidance

For the second quarter of 2018, Baidu expects revenues to be between RMB 24.91 billion ($3.97 billion) and RMB 26.19 billion ($4.17 billion), representing a 26% to 33% increase year over year. Excluding disposed businesses, such as mobile games and Baidu Deliveries, the guidance represents a 28% to 34% increase year over year. This forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 10:15 PM on April 26, 2018, U.S. Eastern Time (10:15 AM on April 27, 2018, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090

China	4006208038

US:	+1 8456750437

UK:	+44 2036214779

Hong Kong:	+852 30186771
Passcode for all regions:	3162748

A replay of the conference call may be accessed by phone at the following number until May 4, 2018:

International:	+61 2 8199 0299

Passcode:	3162748

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

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About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter of 2018, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income/loss, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, as adjusted for related income tax effects. Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu. Adjusted EBITDA represents operating income excluding depreciation, amortization (excluding the amortization of licensed copyrights and produced content of iQIYI) and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

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Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
	March 31,	December 31,	March 31,
(In RMB millions except for share, per share (or ADS) information)	2017	2017	2018
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	14,738	20,418	17,169
Others	2,153	3,138	3,738

Total revenues (note 1)	16,891	23,556	20,907

Operating costs and expenses:
Content costs	2,636	3,754	4,194
Traffic acquisition costs	2,185	2,518	2,256
Bandwidth costs	1,336	1,400	1,472
Others	3,076	3,774	1,981

Cost of revenues (note 2)	9,233	11,446	9,903
Selling, general and administrative (note 2)	2,817	3,632	3,142
Research and development (note 2)	2,835	3,704	3,294

Total operating costs and expenses	14,885	18,782	16,339

Operating income	2,006	4,774	4,568

Other income:
Interest income	649	917	821
Interest expense	(323)	(400)	(352)
Foreign exchange loss, net	(101)	(113)	(48)
Income (loss) from equity method investments	(76)	204	(177)
Other income (loss), net	21	(294)	1,856

Total other income	170	314	2,100

Income before income taxes	2,176	5,088	6,668

Income taxes	405	929	1,120
Net income	1,771	4,159	5,548

Less: net loss attributable to noncontrolling interests	(6)	—	(1,146)

Net income attributable to Baidu	1,777	4,159	6,694

Earnings per share for Class A and Class B ordinary shares:
-Basic	46.47	125.02	188.60
-Diluted	46.29	123.81	186.76
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
-Basic	4.65	12.50	18.86
-Diluted	4.63	12.38	18.68
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,734,019	34,783,969	34,838,392
Diluted	34,869,783	35,123,903	35,180,950

(1)	Starting on January 1, 2018, valued added tax has been reclassified from cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and trends, 2017 net revenues have been presented. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2017	2018
	Unaudited	Unaudited	Unaudited
Gross revenues	16,891	23,556	22,162
Less: value added taxes	946	1,327	1,255

Net revenues	15,945	22,229	20,907

(2)	Includes share-based compensation expenses as follows:

Cost of revenues	36	46	35
Selling, general and administrative	187	298	291
Research and development	408	633	452

Total share-based compensation expenses	631	977	778

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31,	March 31,
(In RMB millions except for number of shares and per share data)	2017	2018
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	11,084	21,025
Restricted cash	252	—
Short-term investments	89,381	89,433
Other invested securities	18,350	—
Accounts receivable, net	4,571	4,764
Loans and interest receivable, net	23,938	—
Amounts due from related parties	168	421
Other assets, current	3,425	4,148
Assets held for sale	—	46,993

Total current assets	151,169	166,784

Non-current assets:
Fixed assets, net	12,475	13,666
Intangible assets, net	5,467	5,998
Goodwill	15,806	15,806
Long-term investments, net	56,283	59,488
Loans and interest receivable, net	3,467	—
Amounts due from related parties	9	61
Deferred tax assets, net	1,532	1,312
Other assets, non-current	5,520	6,352

Total non-current assets	100,559	102,683

Total assets	251,728	269,467

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	1,244	397
Amounts due to the third-party investors	38,486	—
Accounts payable and accrued liabilities	27,523	27,222
Customer advances and deposits	6,785	6,801
Deferred revenue	788	792
Deferred income	568	569
Long-term loans, current portion	10	10
Notes payable, current portion	6,500	6,270
Amounts due to related parties	153	179
Liabilities held for sale	—	41,166

Total current liabilities	82,057	83,406

Non-current liabilities:
Deferred income	73	75
Long-term loans	6,701	6,473
Notes payable	29,111	37,423
Deferred tax liabilities	3,375	3,359
Other non-current liabilities	39	55

Total non-current liabilities	39,299	47,385

Total liabilities	121,356	130,791

	December 31,	March 31,
(In RMB millions except for number of shares and per share data)	2017	2018
	Audited	Unaudited
Redeemable noncontrolling interests	11,022	11,146

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,614,978 shares and 27,671,709 shares issued and outstanding as at December 31, 2017 and March 31, 2018	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2017 and March 31, 2018	—	—
Additional paid-in capital	12,088	13,009
Retained earnings	102,328	110,425
Accumulated other comprehensive income	930	1,070

Total Baidu, Inc. shareholders’ equity	115,346	124,504

Noncontrolling interests	4,004	3,026

Total equity	119,350	127,530

Total liabilities, redeemable noncontrolling interests, and equity	251,728	269,467

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB millions except for share and per ADS information, unaudited)

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
Operating income-Baidu Core	2,961	6,012	5,624
Add: Share-based compensation expenses	553	925	731

Non-GAAP operating income-Baidu Core	3,514	6,937	6,355

Add: Depreciation of fixed assets	840	901	691
Add: Amortization of intangible assets	49	32	26

Adjusted EBITDA - Baidu Core	4,403	7,870	7,072

Operating loss-iQIYI	(1,040)	(856)	(1,062)
Add: Share-based compensation expenses	78	52	47

Non-GAAP operating loss-iQIYI	(962)	(804)	(1,015)

Add: Depreciation of fixed assets	82	92	64
Add: Amortization of intangible assets	18	17	12
Adjusted EBITDA - iQIYI	(862)	(695)	(939)

Operating income-consolidated	2,006	4,774	4,568
Add: Share-based compensation expenses	631	977	778

Non-GAAP operating income-consolidated	2,637	5,751	5,346

Add: Depreciation of fixed assets	922	993	755
Add: Amortization of intangible assets	67	49	38
Adjusted EBITDA - consolidated	3,626	6,793	6,139

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
Baidu Core	13,603	19,109	16,127
iQIYI	3,284	4,817	4,877
Intersegment eliminations & adjustments	4	(370)	(97)

Total Revenues	16,891	23,556	20,907

Baidu Core	2,961	6,012	5,624
iQIYI	(1,040)	(856)	(1,062)
Intersegment eliminations & adjustments	85	(382)	6

Operating income	2,006	4,774	4,568
Baidu Core	23%	33%	35%
iQIYI	(34%)	(19%)	(22%)
Operating margin	13%	21%	22%

Baidu Core	3,514	6,937	6,355
iQIYI	(962)	(804)	(1,015)
Intersegment eliminations & adjustments	85	(382)	6

Non-GAAP Operating income	2,637	5,751	5,346
Baidu Core	27%	38%	39%
iQIYI	(31%)	(18%)	(21%)
Non-GAAP Operating margin	17%	26%	26%

Baidu Core	4,403	7,870	7,072
iQIYI	(862)	(695)	(939)
Intersegment eliminations & adjustments	85	(382)	6

Adjusted EBITDA	3,626	6,793	6,139
Baidu Core	34%	44%	44%
iQIYI	(28%)	(15%)	(19%)
Adjusted EBITDA margin	23%	31%	29%

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
Net income attributable to Baidu	1,777	4,159	6,694
Add: Share-based compensation expenses	631	977	778
Add: Gain(loss) associated with the dilution of equity method investees, net of tax	(16)	87	53
Add: Disposal loss, net of tax	3	5	489
Add: Impairment of long-term investments, net of tax	—	338	83
Add: Fair value change of long-term investments, net of tax	—	—	(3,512)

Non-GAAP net income attributable to Baidu	2,395	5,566	4,585

Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	348,697,827	351,239,027	351,809,497

GAAP diluted earnings per ADS	4.63	12.38	18.68
Add: Accretion of the redeemable noncontrolling interests	0.47	(0.54)	0.35
Add: Non-GAAP adjustments to earnings per ADS	1.76	4.00	(6.00)

Non-GAAP diluted earnings per ADS	6.86	15.84	13.03